SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of June 2021

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                 Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                 )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                 )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐                 No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                 .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement in relation to adjustment to dividend policy of the Company, dated June 21, 2021	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “will”, “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•

any changes in the regulations or policies of the Ministry of Industry and Information Technology of the PRC (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff or network speed policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•

changes in telecommunications and related technologies including the fifth generation mobile telecommunications, or 5G, and future generations of mobile technologies, and applications based on such technologies, including testing and monetization of 5G and future generations of mobile technologies;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•	the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our suppliers and other business partners;

•

the impact of the COVID-19 pandemic on our operations and financial performance, the PRC economy and world economy, including disruptions to the demand for certain of our services and products such as international roaming services and services provided to corporate clients, a decline in network service quality due to the increased volume of online utilization, temporary closures of our sales outlets and a decline in new subscriber registration due to such closures, disruptions to the delivery of services or supplies, delay in network construction progress and fluctuation of labor supply and demand due to travel and other restrictions, and increased bad debts risk due to the deteriorating financial condition of certain corporate customers;

•

the impact of Executive Order 13959 signed by the then President of the United States (as subsequently amended on January 13, 2021 and June 3, 2021, the “Executive Order”), and any rules or regulations adopted, guidance issued or actions taken by U.S. regulators to implement or comply with the Executive Order, including the completed delisting proceedings of our ADSs;

•	the impact of the Holding Foreign Companies Accountable Act and any rules or regulations adopted by U.S. regulators to implement such legislation;

•	the completion of our proposed A share offering;

•

changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any inspections by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: June 21, 2021	By:	/s/ Ke Ruiwen

Name:	Ke Ruiwen
Title:	Chairman and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

ADJUSTMENT TO DIVIDEND POLICY OF THE COMPANY

This announcement is made by China Telecom Corporation Limited (the “Company”) pursuant to Rule 13.09 of the Rules Governing the Listing of the Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

We refer to the announcements dated 9 March 2021 and 9 April 2021, and the circular dated 17 March 2021 of the Company, in relation to, among others, the Company’s proposed initial public offering of Renminbi ordinary shares (A shares) and the listing on the main board of the Shanghai Stock Exchange (the “A Share Offering and Listing”) and relevant matters.

The board of directors of the Company (the “Board”) is pleased to announce that, taking into account shareholders’ return, the Company’s profitability, the cashflow level and capital needs for future development, the Board has considered and approved the resolution to adjust the dividend policy of the Company, agreeing that the profit to be distributed by the Company in cash for year 2021 shall be no less than 60% of the profit attributable to equity holders of the Company for that year, and that within three years after the A Share Offering and Listing, the profit to be distributed by the Company in cash for each year will gradually increase to 70% or above of the profit attributable to equity holders of the Company for that year. Meanwhile, the dividend arrangement will be adjusted to provide for the declaration and payment of interim dividends from year 2022.

By Order of the Board China Telecom Corporation Limited Ke Ruiwen Chairman and Chief Executive Officer

Beijing, China, 21 June 2021

A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Ke Ruiwen (as the Chairman and Chief Executive Officer); Mr. Li Zhengmao (as the President and Chief Operating Officer); Mr. Shao Guanglu; Mr. Liu Guiqing and Madam Zhu Min (as the Chief Financial Officer) (all as the Executive Vice Presidents); Mr. Chen Shengguang (as the Non-Executive Director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason (all as the Independent Non-Executive Directors).

A-2